Exhibit 3.2

Amendment to the Bylaws of First Mariner Bancorp

The Board of Directors has duly amended the Company’s Bylaws to include the following provision:

Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the Corporation.  Any amendment, alteration or repeal of this section shall be valid only if approved by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally in the election of directors.